2-28-02

02012166

11165 48

UNITED STATES SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period
February 2002 file # 0-30780

VANCAN CAPITAL CORP.
(formerly Cedar Capital Corp.)

430-580 Hornby Street Vancouver, B.C. CANADA V6C3B6
Phone#604-618-1966 Fax#604-687-0586

1# A notice dated February 26, 2002 issued by the Canadian Venture Exchange, confirming the name change and the capital consolidation of the registrant effective february 27, 2002.

2# A letter from Management advising of the change of address, the fax and phone numbers of the Registrant.

Indicate by check mark wether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

FORM 40-F_____ FORM 20-F XXXX

Indicate by check mark wether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act Of 1934

YES_____ NO XXXX

SIGNATURE

Pursuant to the requirements of the securities Exchange Act of 1934, the Registrant has duly caused this Form6-K to be signed on its behalf by the undersigned, thereto duly authorized.

VANCAN CAPITAL CORP.

(Registrant)

Date :
February 27, 2002

By :________________
Mounir Nassar
President

[redacted]

February 26, 2002

Hemsworth, Schmidt
Barristers & Solicitors
430 - 580 Hornby St.
Vancouver, BC
V6C 3B6

Attention: William E. Schmidt

Dear Sirs\Mesdames:

**Re: VANCAN CAPITAL CORP. ("VCC")
[formerly Cedar Capital Corp. ("CDC")]
Name Change and Consolidation – Submission #72021**

This is to confirm that pursuant to a special resolution passed by shareholders November 16, 2001, the Company has consolidated its capital on a 4 old for 1 new basis. The name of the Company has also been changed from Cedar Capital Corp. to Vancan Capital Corp.

Effective at the opening **February 27, 2002**, the common shares of Vancan Capital Corp. will commence trading on CDNX, and the common shares of Cedar Capital Corp. will be delisted. The Company is classified as a 'Non-Metallic Mineral Mining and Quarrying' company.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502.

Yours truly,

Justine Wong
Analyst
Corporate Finance

JW\nl

cc: BC Securities Commission, Attention: Corporate Finance
Cedar Capital Corp.

File: ::ODMA\PCDOCS\DOCP\861635\1

Vancan Capital Corp - New Listing

Cedar changes name to Vancan Capital; rollback

Vancan Capital Corp	VCC
Shares issued 1,298,125	Jan 1 1900 close $.000
Tuesday Feb 26 2002	New Listing

Pursuant to a special resolution passed by shareholders on Nov. 16, 2001, the company has consolidated its capital on a one-new-share-for-four-old-shares basis. The name of the company has also been changed from Cedar Capital Corp. to Vancan Capital Corp.

Effective at the open on Feb. 27, 2002, the common shares of Vancan Capital Corp. will commence trading on the Canadian Venture Exchange and the common shares of Cedar Capital Corp. will be delisted. The company is classified as a non-metallic mineral mining and quarrying company.

Postconsolidation capitalization:	Unlimited shares with no par value of which 1,298,125 shares are issued and outstanding
Escrow:	Nil
Transfer agent:	Computershare Trust Company
Symbol:	VCC (new)
Cusip No:	921434 10 6 (new)

VANCAN CAPITAL CORP.

430-580 Hornby Str.
Vancouver, B.C.
CANADA, V6C 3B6

February 27, 2002

Filing Desk
Securities & Exchange Commission
450 Fifthe Street N.W.
Washington, D.C. 20549
U.S.A.

Re : Change of address, fax and phone numbers.

Dear Sir/Madam :

Please note that effective immediately the company's address, fax and phone numbers should be amended and updated in your records to read as follows :

VANCAN CAPITAL CORP.
430-580 Hornby str.
Vancouver, B.C.
CANADA, V6C 3B6

Fax # 604-687-0586
Phone # 604-618-1966

Yours truly,

Mounir Nassar
President

Copy : OTC-BB, Filing Desk
OTC-BB, Coordinator
Public Securities Inc., attn : Mr.Bill Ross